Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces two Significant Contract

Wins of High-Speed Rail Signaling System Valued at US$ 51.47 Million

BEIJING, October 14, 2013 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed two sizable contracts to provide the Automatic Train Protection (ATP) equipment and system for the 200-250km/h and 300-350km/h high-speed trains, and contract size for each is RMB 211.17 million or USD $34.36 million, and RMB 105.17 million or USD 17.11 million respectively. The delivery of the products will be in several batches and completed by the early of 2014.

Recall, the on-board signaling equipment ATP (Automatic Train Protection) works together with the ground-based signaling equipment TCC (Train Control Center) and RBC (Radio Block Center), as the critical control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “High-speed rail signaling system is one of the pillar businesses of Hollysys, together with industrial automation, nuclear and subway automation businesses. We are very pleased of the two significant high-speed rail ATP contract wins, which demonstrate our solid market position, leading technology and products reliability.

Last year China’s high-speed rail construction was slowed down influenced by the Ministry of Railway reorganization. From January to July this year, the railway fixed asset investment is only accomplished by 40% according to China’s 12th Five Year Plan for this year. From August this year, the China Rail Corporation (CRC) started the procurement of trains. In view of the importance of rail construction for driving the whole economy’s growth and related documents issued by the central government, we are expecting the investment will be increased in the second half of this year and the railway construction momentum will continue in the next few years. Besides, the intercity lines construction will be of great prospect, and we are actively developing our intercity high-speed train control signaling systems in compliance with the new requirements.

Going into the future, Hollysys will leverage its strong R&D capability, solid execution, advanced software solution and reliable products operation, to drive the company to be one of the leading rail signaling system technology and product providers in the world, and create value for our shareholders.”

Hollysys Automation Technologies, Ltd.	Page 2
October 14, 2013

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear conventional island automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com